
December 29, 2021

Paula Ragan
Chief Executive Officer
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, Massachusetts 02134

> **Re: X4 Pharmaceuticals, Inc**
> **Registration Statement on Form S-3**
> **Filed December 23, 2021**
> **File No. 333-261871**

Dear Dr. Ragan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences